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037203-0102

December 16, 2005

Mr. Jeffrey Gordon, Staff Accountant Securities and Exchange Commission Division of Corporate Finance 100 F. Street N.E. Washington, D.C. 20549

Re:                               Liquidmetal Technologies, Inc.
Form 8-K filed on November 30, 2005
File Number 001-31332

Dear Mr. Gordon:

We are engaged as securities counsel to Liquidmetal Techologies, Inc., a Delaware corporation (the “Company”).  This letter is being written on behalf of the Company in response to your December 2, 2005 letter to John Kang, the Chief Executive Officer of the Company, regarding the Form 8-K filed by the Company on November 30, 2005 (the “Form 8-K”).  Please be advised that the Company is in receipt of your letter, and has set forth below its responses to the comments set forth in such letter.  For your convenience, the full text of each of your comments is set forth below, and the Company’s response to each comment directly follows the applicable text.

1.                                      We note that while your current auditor has notified you that they will cease to act as your accountants, they are still currently reviewing your interim unaudited financial statements as of and for the three and nine month periods ended September 30, 2005.  Please amend the report when the relationship between you and your accountants is effectively completed.  File the amendment under cover of Form 8-K/A and include the Item 4 designation.  In addition, please include a letter from the former accountants addressing the revised disclosures in the amendment.  File this letter as Exhibit 16.

RESPONSE:                                In response to this comment, on December 7, 2005, the Company filed an amendment to the Form 8-K (together with a letter from the former accountants addressing the revised disclosures in the amendment) which, among other things, disclosed that the relationship between the Company and Stonefield Josephson, Inc. (“Stonefield”) was effectively completed as of December 1, 2005.

2.                                      Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.  The disclosure should also indicate whether the board of directors recommended or approved the decision to change accountants.

RESPONSE:                                Please be advised that, in the above-referenced amendment filed on December 7, 2005 to the Company’s Form 8-K, the Company included language that more explicitly responds to the disclosure requirements of Item 304(a)(1)(i) of Regulation S-K.  The amendment specifically states, among other things, that Stonefield resigned as the Company’s auditor and that notice of such resignation came in the form of a telephone call on November 23, 2005 from a representative of Stonefield to the chairman of the Company’s Audit Committee.

3.                                      In detail, supplementally describe the nature of each reportable event, as applicable, and the amounts involved, if any.  Also, tell us in what period the reportable event occurred and whether or not you restated (or intend to restate) any prior period for any adjustment resulting from the reportable event; and if not, why not.  Tell us in detail the steps you have taken (or plan to take) and procedures you implemented (or plan to implement) to correct each reportable event.

RESPONSE:                                In response to this comment, the Company is supplementally providing the following information regarding the nature, timing, and Company response to each reportable event identified in the Form 8-K.  Each of the reportable events disclosed in the Form 8-K is identified in quotes below, with the applicable supplemental information immediately following each quoted phrase.  Please be advised that the Company has not restated, and does not intend to restate, the Company’s prior financial statements as a result of any of the reportable events described in the Form 8-K.  The Company, in conjunction with Stonefield, has determined that the reportable events identified in the Form 8-K are limited to material weaknesses in internal controls over financial reporting and do not warrant any adjustments that would require a restatement of prior period financial statements.

a)              “Lack of adequate segregation of duties in the Company’s South Korean operations in accounts receivable, involving cash receipts, shipping, delivery of products, and customer invoice reconciliations;”

Supplemental Information:  The Company has determined that this reportable event occurred around October 2005, which is when Stonefield advised the Company of this material weakness in internal controls over financial reporting.  The Company advises the Staff of the Division of Corporate Finance (the “Staff”) that this material weakness, which applies to the Company’s South Korean operations (the “Korean Operations”), is a result of the fact that the prior processes at the Korean Operations were designed to meet certain Korean business practices whereby invoices are created once a month, the invoices are confirmed by the customer prior to being sent to and received by the customer, and payments of invoices are done only through wire transfers.  As part of these Korean business practices, unlike in the U.S., “tax invoices” are generated by sellers of goods and are issued to customers as formal documents required by the Korean government to immediately document and report sales for income tax purposes.

Previously, these processes were handled by the accounting and sales departments in the Korean Operations, and to mitigate the risk of fraud or error, the Company relied on the fact that all invoices were confirmed with the customer prior to recognizing revenue, all cash receipts were received via wire transfer, and revenue accounts were reconciled by accounting on a monthly basis. Nevertheless, Stonefield has informed the Company that these processes lacked certain formal documentation and segregation of duties.  To remediate these weaknesses, the Company advises the Staff that the Company implemented the following changes in its Korean Operations beginning on November 14, 2005:

•                  Segregation of Duties: The tax invoices are now being created by a sales accountant, an individual who has dual duties in both Accounting and Sales in the Korean Operations, whereas previously, tax invoices were created by the Assistant Sales Manager responsible for delivery of the products to the customer.  This segregation of the tax invoicing function from product deliveries is an additional control procedure to mitigate the risk of fraud or error.

•                  Sequential Documents:  The Company has created an internal, sequential invoice system tracked directly by the Company’s SAP system which summarizes the tax invoice created by the accounting department, delivery requisitions created by the production department, and the sales transaction report created by the sales department.  This three–way matching system is an additional control to ensure that revenues are properly documented and reconciled at the end of each month.

•                  Additional Resources:  In November 2005, the Company began devoting additional internal resources to the Korean accounting department to segregate duties further.  This included having (1) the sales accountant create all tax invoices as mentioned under “Segregation of Duties” above, (2) the Assistant Sales Manager reconcile the delivery requisitions maintained in the Production Department, and (3) the Accounting Department control vendor creation in the purchasing module of our SAP reporting system.  In addition, the Company is currently conducting a search for an accountant for the Korean operations to further augment control procedures.

b)             “Lack of adequate segregation of duties in the Company’s Coatings Division in Texas in order processing and invoicing;”

Supplemental Information:  The Company has determined that this reportable event occurred around September 2005, which is when Stonefield advised the Company of this material weakness in internal controls over financial reporting.  The Company’s coatings business in Texas (the “Coatings Business”) is managed by two individuals,  the Vice President of Coatings and the General Accountant.  The accountant handles all of the “front end” processes, including purchase orders, sales orders, order fulfillment, and invoicing.  To mitigate the risk of fraud or error, the Company previously relied on the fact that the “back end” processes for all orders (such as cash receipts, vendor management, customer management, collections, and review of the results of operations) are all handled by the Company’s corporate office.  In addition, the Company also relied on the fact that all sales orders, inventory management, and order fulfillment are handled through the Company’s SAP system, which provides real-time monitoring and review.

Despite these measures, Stonefield concluded that the lack of segregation of duties in the Coatings Business constituted a material weakness in the Company’s internal controls over financial reporting.  As a result, in September 2005, the Company instituted additional internal control procedures in its Coatings Business, including the following: (1) requiring that all orders be supported by a written purchase order containing the customer’s letterhead and address, the part number and description, and the signature of the purchaser with terms and conditions, (2) requiring that all 3rd party vendor “drop shipments” be supported by shipping documents faxed or mailed to the Company by the vendor, (3) periodically performing on-site audits of the accounting procedures at the Coating Business by the Company’s central corporate accounting group, the first of which will be performed in December 2005 and (4) hiring an additional Accounting Manager (who is to start on December 27, 2005) in the Corporate Accounting Group to further monitor the Coatings Business and other accounting functions.

c)              “Lack of adequate controls and documentation in the Company’s South Korean operations to evidence proper customer invoicing and revenue recognition in the proper period;”

Supplemental Information:  See response to paragraph (a) above.

d)             “Lack of progress in documenting, assessing and evaluating our internal controls in our South Korean Operations evidenced by aforementioned deficiencies of which remediations will need to be completed as of December 31, 2005;”

Supplemental Information:  Stonefield has advised the Company of Stonefield’s belief that the Company has not made sufficient progress on a timely basis in documenting, assessing, and evaluating internal controls at the Korean Operations to enable the Company to comply with Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX 404”) as of December 31, 2005.  The Company advises the Staff that the Company’s overall assessment of its internal controls, including documentation, walkthroughs, and testwork, commenced in February of 2005.  The Company further advises the Staff that the Company’s assessment of its controls in its U.S. operations has been substantially completed, although due to limited financial resources, the Company was unable to begin its assessment of its Korean Operations until shortly after mid-2005.  The Company identified and retained a bi-lingual consultant on a full time basis to work in the Company’s Korea plant since August of 2005 to help with the SOX 404 compliance effort.  In addition, the Company hired an additional consultant familiar with SOX 404 implementation for Korean companies from PwC Korea in November 2005 to expedite the implementation process.  Nevertheless, Stonefield informed the Company that progress at the Korean Operations on the SOX 404 process has not been sufficient to enable the completion of the process in time for compliance.  Although the disclosure in this paragraph may not be characterized as a material weakness in internal controls per se (but instead constitutes an update on the Company’s efforts regarding SOX 404 compliance), the Company has disclosed this information based on Stonefield’s recommendation.

e)              “Lack of sufficient controls over internal access to the Company’s SAP system of reporting by unauthorized users; and”

Supplemental Information:  The Company has determined that this reportable event occurred around September 2005, which is when Stonefield advised the Company of this material weakness in internal controls over financial reporting.  SAP is the Company’s global enterprise resource planning (ERP) software that handles the Company’s financial reporting on a real-time basis.  Historically, access to SAP was controlled on an ad hoc basis by the Controller and the Vice President of Operations of the Company, and formal IT procedures for SAP administration were lacking.  The Company informs the Staff that, during September 2005, the Company hired an independent IT consultant specializing in SOX implementations specifically for the Company’s global IT cycle.  The Company further advises the Staff that the Company is currently in the final phases of implementing its IT system controls, including improving the Company’s internal access controls to its SAP system.

f)                “The manual performance of numerous procedures that could be automated using current reporting systems.”

Supplemental Information:  The Company has determined that this reportable event occurred around September 2005, which is when Stonefield advised the Company of this material weakness in internal controls over financial reporting.  Current manual procedures include (1) creating excel spreadsheet invoices to bill customers; (2) performing manual currency translations (“FX translation”) for financial reporting in U.S. dollars; and (3) using a manual purchase requisition system.  While these procedures may be automated through modules in the SAP system, due to the significant financial investment necessary to automate these procedures in SAP, the Company is not able to automate these procedures at this time.  However, beginning in August 2005, the Company implemented control procedures to mitigate risks associated with manual procedures including (1) requiring additional authorizations for all purchases, journal entries, and requisitions and (2) creating checklists for month end, customer/vendor creation, human resource filing, and revenue support to ensure propriety and completeness of the Company’s accounting records.

4.                                      Please provide us with a schedule of your fiscal year end fourth quarter adjustments to close the books, or adjustments recorded in connection with or as a result of the audit.  Clearly explain the reason for each adjustment.  For each adjustment, show us the impact on pre-tax net loss. Quantify the net effect of all adjustments on pre-tax net income(loss).  Also, tell us why none of the adjustments relate to prior period.  Explain in detail why you believe the timing of each adjustment is appropriate.

RESPONSE:                                As discussed with you telephonically last week, this comment is not applicable to the Company, and, accordingly, the Company is not able to provide this information.

5.                                      Provide us with any letter or written communication to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee.

RESPONSE:                                Please be advised that the Company has informed us that, as of the date of this letter, there have been no letters or written communications between Stonefield and the Company’s management or audit committee regarding any disagreements or reportable events.

6.                                      When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K Item 304(a)(2).  In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

RESPONSE:                                The Company duly notes this comment and will file the new Form 8-K when it engages its new auditor.

* * *

Please do not hesitate to contact the undersigned at (813) 225-4122 if you have any questions or comments regarding the foregoing responses to your letter.

Very truly yours,

/s/ Curt P. Creely

Curt P. Creely